Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:      + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

March 22, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – Completion of sale of step down wholly owned subsidiary of the Company.

Further to our intimation dated January 7, 2025, we wish to inform you that Dr. Reddy’s Laboratories Inc., USA, a wholly owned subsidiary of the Company, has successfully completed the sale of all issued and outstanding membership interests in its wholly owned subsidiary viz; Dr. Reddy’s Laboratories Louisiana LLC, including the manufacturing facility located in Shreveport, Louisiana, USA, on March 21, 2025.

Consequently, Dr. Reddy’s Laboratories Louisiana LLC has ceased to be a wholly owned subsidiary of Dr. Reddy’s Laboratories Inc. and a step-down wholly owned subsidiary of Dr. Reddy’s Laboratories Limited effective from March 21, 2025.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer, and Head-CSR